Alithya announces normal course issuer bid

MONTREAL, QUEBEC (September 15, 2021) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation employing more than 3,300 highly qualified professionals and offering enterprise cloud solutions across Canada, the U.S. and Europe, is pleased to announce today that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by Alithya of its intention to commence a normal course issuer bid (“NCIB”).
Under the NCIB, the Company will be allowed to purchase for cancellation on the open market through the facilities of the TSX and NASDAQ, or through alternative trading systems, if eligible, or outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities, up to 5,462,572 Class A subordinate voting shares (“Class A Shares”), representing 10% of the Company’s public float as of the close of markets on September 8, 2021. The amount of purchases on any given day will not exceed 22,259 Class A Shares, which represents 25% of the average daily trading volume on the TSX for the six-month ended August 31, 2021, being 89,038 Class A Shares, calculated in accordance with the rules of the TSX. All Class A Shares purchased under the NCIB will be cancelled.
Purchases under the NCIB may commence on September 20, 2021 and will end on the earlier of September 19, 2022 and the date on which the Company will have acquired the maximum number of Class A Shares allowable under the NCIB or otherwise decided not to make any further purchases. All purchases of Class A Shares will be made by means of open market transactions at their market price at the time of acquisition, plus brokerage fees, except for purchases that could be effected pursuant to exemption orders issued by securities regulatory authorities, which would be at a discount to the prevailing market price as per the terms of the order.
The decisions regarding the timing and size of purchases under the NCIB are subject to management’s discretion and are based on a variety of factors, including market conditions. The Company believes that the purchase of Class A Shares from time to time can be undertaken at prices that do not fully reflect their value. The Company believes that, in such circumstances, the repurchase of such Class A Shares represents an appropriate use of the Company’s available funds to support shareholder value.
The Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP will allow for the purchase for cancellation of Class A Shares, subject to certain trading parameters, by its designated broker during times when Alithya would ordinarily not be active in the market due to applicable regulatory restrictions or self-imposed blackout periods. Outside of these periods, the Class A Shares will be repurchased by Alithya at its discretion under the NCIB.
Alithya has not repurchased any Class A Shares under a NCIB in the last twelve months.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this press release include, among other things, information or statements relating to potential future purchases by Alithya of its Class A Shares pursuant to the NCIB and the ASPP.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
There can be no assurance that Alithya will repurchase all or any of the numbers of Class A Shares referred to in this press release that are subject to the NCIB.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
About Alithya
Alithya is a North American leader in strategy and digital transformation. The Company employs more than 3,300 professionals in Canada, the United States, and Europe. Alithya's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills to develop tools designed to meet the unique needs of customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare and government. To learn more about Alithya, visit www.alithya.com.
Source:
Benjamin Cerantola
Senior Advisor, Corporate Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com